Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee
Overstock.com 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-160512 and 333-123540) on Form S-8 of Overstock.com Inc. of our report dated June 25, 2010, with respect to the statements of net assets available for benefits of the Overstock.com 401(k) Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the supplemental schedules of Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2009 and Schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2009, which report appears in the December 31, 2009 annual report for Form 11-K of the Overstock.com 401(k) Plan.

Salt Lake City, Utah
June 25, 2010